Exhibit 99.2

TILERA CORPORATION AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	1 - 2

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	3

Condensed Interim Statements of Changes in Stockholders' (Deficit) Equity	4

Condensed Interim Consolidated Statements of Cash Flows	5 - 6

Notes to Condensed Interim Consolidated Financial Statements	6 - 12

TILERA CORPORATION AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2014	2013
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,681	$7,270
Accounts receivable (net of allowance for doubtful accounts of $ 22 as of June 30, 2014 (unaudited) and December 31, 2013	3,356	6,461
Inventories	1,857	4,806
Prepaid expenses and other current assets	1,899	1,015

Total current assets	8,793	19,552

PROPERTY AND EQUIPMENT, NET	2,042	2,546

DEPOSITS AND OTHER ASSETS	74	74

Total assets	$10,909	$22,172

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TILERA CORPORATION AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

CURRENT LIABILITIES:
Revolving credit line	$9,895	$9,895
Term debt	4,887	5,100
Accounts payable	4,723	3,564
Accrued liabilities	2,624	1,616
Payroll liabilities	1,517	1,467
Other current liabilities	278	341

Total current liabilities	23,924	21,983

STOCKHOLDERS' (DEFICIT) EQUITY:

Convertible preferred stock - Series A (par value of $0.0001; 15,951,250 shares, authorized; and 15,750,000 shares, issued and outstanding) as of June 30 2014 (unaudited) and December 31, 2013	15,598	15,598
Convertible preferred stock - Series B (par value of $0.0001; 16,780,813 shares, authorized; and 16,547,000 shares, issued and outstanding) as of June 30 2014 (unaudited) and December 31, 2013	22,928	22,928
Convertible preferred stock - Series C (par value of $0.0001; 115,600,000 shares, authorized; and 109,800,724 shares, issued and outstanding) as of June 30 2014 (unaudited) and December 31, 2013	30,132	30,132
Convertible preferred stock - Series D (par value of $0.0001; 78,167,855 shares, authorized; and 76,796,488 shares, issued and outstanding) as of June 30 2014 (unaudited) and December 31, 2013	27,894	27,894
Convertible preferred stock - Series E (par value of $0.0001; 27,435,000 shares, authorized; and 27,289,145 shares, issued and outstanding) as of June 30 2014 (unaudited) and December 31, 2013	11,932	11,932
Common stock (par value of $0.0001; 380,000,000 shares, authorized; 22,114,325 and 20,815,423 shares, issued and outstanding as of June 30 2014 (unaudited) and December 31, 2013, respectively	2	2
Additional paid-in capital	4,428	4,048
Accumulated deficit	(125,929)	(112,345)

Total stockholders' (deficit) equity	(13,015)	189

Total liabilities and stockholders' (deficit) equity	$10,909	$22,172

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TILERA CORPORATION AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited

Revenues	$10,157	$18,628
Costs of goods sold	6,602	7,356

Gross profit	3,555	11,272

Operating expenses:
Research and development	9,465	10,970
Selling and marketing	3,629	3,482
General and administrative	3,713	2,551

Total operating expenses	16,807	17,003

Operating loss	(13,252)	(5,731)
Financial expense, net	(310)	(185)

Loss before income taxes	(13,562)	(5,916)

Income taxes	22	37

Net loss and comprehensive loss	$(13,584)	$(5,953)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TILERA CORPORATION AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

															Total
	Series A convertible		Series B convertible		Series C convertible		Series D convertible		Series E convertible				Additional		stockholders'
	preferred stock		preferred stock		preferred stock		preferred stock		preferred stock		Common stock		paid-in	Accumulated	(deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	Equity

Balance as of January 1, 2013	15,750,000	$15,598	16,547,000	$22,928	109,800,724	$30,132	76,796,488	$27,894	27,289,145	$11,932	13,845,748	$1	$2,808	$(98,870)	$12,423
Exercise of employee stock options	-	-	-	-	-	-	-	-	-	-	6,969,675	1	698	-	699
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	542	-	542
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,475)	(13,475)

Balance as of December 31, 2013	15,750,000	15,598	16,547,000	22,928	109,800724	30,132	76,796,488	27,894	27,289,145	11,932	20,815,423	2	4,048	(112,345)	189

Exercise of employee stock options (unaudited)	-	-	-	-	-	-	-	-	-	-	1,298,902	(*)-	146	-	146
Stock-based compensation (unaudited)	-	-	-	-	-	-	-	-	-	-	-	-	234	-	234
Net loss (unaudited)	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,584)	(13,584)

Balance as of June 30, 2014 (unaudited)	15,750,000	$15,598	16,547,000	$22,928	109,800,724	$30,132	76,796,488	$27,894	27,289,145	$11,932	22,114,325	$2	$4,428	$(125,929)	$(13,015)

(*) Less than one dollar

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TILERA CORPORATION AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited
Cash flows from operating activities:

Net loss	$(13,584)	$(5,953)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	709	517
Stock-based compensation	234	248
Change in fair value of preferred stock warrants	2	-
Amortization of debt discount	-	41

Change in operating assets and liabilities:

Accounts receivable, net	3,105	142
Inventories	2,949	642
Prepaid expenses and other current assets	(884)	(111)
Deposits and other assets	-	(11)
Accounts payable	1,159	1,360
Accrued liabilities	1,008	(295)
Payroll liabilities	50	(92)
Other current liabilities	(65)	(18)

Net cash used in operating activities	(5,317)	(3,530)

Cash flows from investing activities:

Purchase of property and equipment	(205)	(1,223)

Net cash used in investing activities	(205)	(1,223)

Cash flows from financing activities:

Proceeds from exercise of stock options	146	216
Proceeds from revolving credit line	-	8,093
Repayment of revolving credit line	-	(5,256)
Repayment of term debt	(213)	-

Net cash (used in) provided by financing activities	(67)	3,053

Decrease in cash and cash equivalents	(5,589)	(1,700)
Cash and cash equivalents at the beginning of the period	7,270	13,786

Cash and cash equivalents at the end of the period	$1,681	$12,086

Supplemental disclosures of cash flow information:
Cash paid:
Interest	$305	$147
Income taxes	$7	$16

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TILERA CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-           GENERAL

a.
Tilera Corporation, a Delaware corporation, was formed in November 2004 for the purpose of developing multicore processors and meeting the performance requirements of executing and computing intensive applications. Tilera Corporation and subsidiaries (the Company) currently does business throughout the United States, Asia, and Europe and has offices in Westborough, Massachusetts; San Jose, California; Shanghai, China; Beijing, China: Tokyo, Japan; and Maidenhead, United Kingdom.

As reflected in the consolidated financial statements, as of June 30, 2014 (unaudited), the Company has an accumulated deficit of $ 125,929 and negative working capital of $ 15,131 as of  June 30, 2014 (unaudited),as well as negative cash flows from operations of $ 5,317. The Company is subject to the risks associated with start-up companies, including dependence on key individuals, competition from alternative technologies, and larger companies, and the successful development and marketing of its products. Successful completion of the Company's development program and, ultimately, the attainment of profitable operations are dependent upon future events, including its ability to access potential markets, adapt its product to customer requirements, avoid significant delays in the development or introduction of products and services, secure long-term financing, and develop strategic alliances. In November 2014, following the closing of the Agreement and Plan of Merger (the "Merger Agreement"), as described below, EZchip Semiconductor Ltd. ("EZchip") agreed to provide financial support to the Company sufficient for it to satisfy its obligations and debt service requirements as they become due until at least June 30, 2015.

b.
On June 30, 2014, the Company and EZchip signed the "Merger Agreement") pursuant to which EZchip agreed to acquire the Company for $50 million in cash upon closing, subject to certain adjustments, and up to an additional $ 80 million in cash in contingent consideration subject to achievement of future performance milestones. On July 1, 2014, subsequent to balance sheet date, in connection with the signing of the Merger Agreement, the Company signed a Promissory Note with EZchip in the amount of $5 million. In addition, on September 28, 2014 the Company received an additional loan of $5 million from EZchip, as the respective transaction did not close within 90 days of June 30, 2014. Each loan has a two year term from the date of the issuance. The interest on the loans accrues at 5% and is due upon the maturity of the loans. On November 5, 2014, subsequent to balance sheet date, the Company and EZchip closed the Merger Agreement and the Company became a wholly-owned subsidiary of EZchip and the loans provided by EZchip were repaid by the Company.

NOTE 2:-           SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the consolidated financial statements of the Company as of December 31, 2013, are applied consistently in these consolidated financial statements.

TILERA CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-           UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, these financial statements do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

NOTE 4:-           INVENTORIES

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

Raw materials	$877	$3,792
Work in progress	197	483
Finished products	783	531

Total	$1,857	$4,806

During the six months period ended June 30, 2014 and 2013 (unaudited), the Company recorded inventory write-offs of $2,603 and $321, respectively.

TILERA CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with FASB ASC 820, "Fair Value Measurements and Disclosures," the Company measures its institutional money market funds and the Preferred Stock warrant liability at fair value.

The Company's financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of June 30, 2014 (unaudited) and December 31, 2013:

	June 30, 2014
	Unaudited
	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents:
Institutional money market funds	$327	$327	$-	$-

Total	$327	$327	$-	$-

Nonfinancial liabilities:
Preferred stock warrant liability	$129	$-	$-	$129

Total	$129	$-	$-	$129

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents:
Institutional money market funds	$6,238	$6,238	$-	$-

Total	$6,238	$6,238	$-	$-

Non-financial liabilities:
Preferred stock warrant liability	$127	$-	$-	$127

Total	$127	$-	$-	$127

NOTE 6:-	LONG-TERM DEBT AND REVOLVING CREDIT LINE

On June 6, 2013, the Company entered into an amendment to an outstanding credit agreement with a lender whereby the term debt agreement was extended to May 14, 2016. Under the amended credit agreement, the term of the revolving credit line was extended to December 14, 2014. The credit agreement is secured by substantially all tangible assets of the Company. The interest rate for the term debt is prime plus 1.0% (4.25% as of June 30, 2014 (unaudited) and December 31, 2013) and the interest rate for the revolving debt is prime plus 0.75% (4.0% as of June 30, 2014 (unaudited) and December 31, 2013); however, the rate cannot be less than the daily adjusted Libor rate for each day plus 2.5%. Interest on the term debt is payable monthly. The term debt is to be amortized in 24 equal monthly installments of $213; plus interest starting June 14, 2014 and ending on the May 14, 2016 when all outstanding amounts are due and payable. As of June 30, 2014 (unaudited) and December 31, 2013, the amount outstanding on the revolving credit line was $ 9,895. The credit agreement contains certain affirmative and negative covenants that are included but not limited to maintenance of certain cash levels or revenues, restrictions on additional indebtedness, distributions and dispositions.

TILERA CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LONG-TERM DEBT AND REVOLVING CREDIT LINE (Cont.)

As of June 30, 2014, Tilera met all financial covenants determined in the May 29, 2014 amendment.

On December 18, 2013, the Company entered into an amendment to an outstanding credit agreement with a lender whereby, under the revolving credit, for the periods of December 15, 2013 to January 15, 2014 and March 15, 2014 to April 15, 2014, the Company was allowed to borrow up to the maximum amount of the credit line to $10 million regardless of the amount of the borrowing base.

On May 29, 2014, the Company entered into an amendment to an outstanding credit agreement with a lender whereby the loan agreement for the revolving credit line was amended such that for the periods of April 15, 2014 through June 30, 2014, the Company was allowed to borrow up to the maximum amount of the credit line of $10 million regardless of the amount of the borrowing base. Under the terms of the amendment, the Company was either required to execute the merger agreement as described in note 1(b) above or raise $5 million of new equity by June 30, 2014 as well as an additional $5 million of new equity by September 30, 2014.

On November 5, 2014, upon closing of the Merger Agreement with EZchip, the Company paid the entire term debt, as well as its revolving credit line. Therefore, the Company has classified on its balance sheet the entire amount of the term debt as current.

NOTE 7:-           STOCK OPTIONS

a.
Under the original Tilera Corporation 2005 Stock Option and Grant Plan (the Plan), 6,741,000 incentive and nonstatutory stock options and restricted stock awards were reserved for grants to employees, directors, or consultants. In November 2007, December 2007, March 2008, February 2009, October 2009, March 2010, and February 2012, the plan was amended for the additional issuance of 2,500,000, 557,500, 3,522,500, 8,929,508, 7,320,492, 23,331,819 and 23,813,060 options, respectively. At June 30, 2014 (unaudited) and December 31, 2013, the Company has 15,019,094 and 12,257,828, respectively, remaining common stock options available for grant under the Plan.

Options generally expire 10 years from the date of grant, except for stock options granted to employees who own more than 10% of the voting power of all classes of stock of the Company, which shall expire no later than 5 years from the date of grant. Stock options granted generally vest over 4 years.

For options granted to employees and nonemployees who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company, the per share exercise price shall not be less than 110% of the fair market value per share on the date of grant. For stock options granted to all other employees, the per share exercise price shall be no less than 100% of the fair market value on the date of grant.

TILERA CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-           STOCK OPTIONS (Cont.)

b.	Stock option activity:

The following is a summary of the activity in the Company's share-based payment plan as of June 30, 2014 (unaudited) and changes during the six months ended June 30, 2014 (unaudited):

	Number of outstanding options	Weighted-average exercise price	Weighted average remaining contractual life (years)

Balance at December 31, 2013	53,489,820	$0.09	8.20
Granted	-	-	-
Exercised	(1,298,902)	0.10	0.00
Forfeited	(1,628,533)	0.10	0.00
Expired	(1,132,733)	0.12	0.00

Balance at June 30, 2014 (unaudited)	49,420,652	0.87	7.73

Options vested and expected to vest at June 30, 2014 (unaudited)	46,444,726	$0.87	7.69

The following table summarized information concerning outstanding and exercisable options at June 30, 2014 (Unaudited):

Options outstanding			Options vested and exercisable
		Weighted		Weighted
		average remaining		average remaining
		contractual		contractual
Exercise price	Options	life (years)	Options	life (years)

0.08	38,175,926	8.13	19,897,705	8.01
0.10	7,424,526	6.27	7,364,629	6.26
0.12	3,477,490	6.88	2,677,153	6.86
0.26	342,710	3.63	342,710	3.63

	49,420,652	7.73	30,282,197	7.43

As of June 30, 2014 (unaudited), there was approximately $ 413 of unrecognized stock-based compensation expense related to unvested awards. The unvested awards are expected to vest over the weighted average period of 1.8 years at June 30, 2014 (unaudited). The Company recorded $ 234 in stock-based compensation expense related to these options for the six months ended June 30, 2014 (unaudited). These amounts are included in operating expenses in the accompanying consolidated statement of operations. Upon the merger with EZchip, all outstanding options were cancelled.

TILERA CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-           STOCK OPTIONS (Cont.)

The total stock-based compensation expenses for the six months ended June 30, 2014 and 2013 (unaudited) are set forth below:

	Six months ended June 30,
	2014	2013
	Unaudited

Research and development	$89	$87
Selling and marketing	44	58
General and administrative	101	103

Total stock-based compensation expenses	$234	$248

NOTE 8 -           COMMITMENTS AND CONTINGENCIES

a.
The Company has operating lease agreements for rental space that escalate over the lives of the leases. The Company expenses the escalating lease payments using the straight-line method over the lives of the operating leases, which results in an accrued liability on the consolidated balance sheets. The amount of deferred rental payments was $ 119 and $ 132 as of June 30, 2014 (Unaudited) and December 31, 2013, respectively, which is recorded within other current liabilities. Total rent expense charged to operations was $ 379 and $ 351 for the six months ended June 30, 2014 and 2013 (unaudited), respectively.

The future minimum payments required under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) are approximately as follows:

2014	$454
2015	783
2016	545
2017	299

Total	$2,081

b.
The Company has entered into noncancelable software term license agreements with vendors to license software used in the development process. Software term licenses used in research and development are expensed over the term of the license and software and support contracts used in sales & finance. At June 30, 2014 (unaudited) and December 31, 2013, total commitments under non-cancelable software license agreements were approximately $2,158 and $ 4,500, respectively.

TILERA CORPORATION AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8 -           COMMITMENTS AND CONTINGENCIES (Cont.)

c.
The Company is involved in various legal matters that have arisen in the ordinary course of business. The Company does not believe that the ultimate resolution of existing matters will have a material adverse effect on its financial condition, results of operations, or cash flows.

NOTE 9 -           RELATED PARTY TRANSACTIONS

The Company had sales of $ 3,979 and $ 9,061 for the six months ended June 30, 2014 and 2013 (unaudited), respectively, with four stockholders of the Company, as well as with four contract manufacturers of one of the respective stockholders of the Company. The Company had outstanding receivables in relation to these sales as of June 30, 2014 (unaudited) and December 31, 2013 of $ 1,004 and $ 3,479, respectively.

The Company had purchases of $ 1,321 for the six months ended June 30, 2014 (unaudited) and $ 6,397 for the year ended December 31, 2013 with a foundry that is also a stockholder of the Company. The amount due to this stockholder as of June 30, 2014 (unaudited) and December 31, 2013 was $545 and $ 393, respectively.

The Company had purchases from a vender of which a Company director is an officer that amounted to $ 1,339 and $ 2,571 for the six months ended June 30, 2014 (unaudited) and for the year ended December 31, 2013, respectively. The amount due to this vendor was $ 3,298 and $ 610 as of June 30, 2014 (unaudited) and December 31, 2013, respectively.

NOTE 10 -         SUBSEQUENT EVENTS

On November 5, 2014, the Company and EZchip closed the Merger Agreement and the Company became a wholly-owned subsidiary of EZchip, as described in Note 1.

On July 31, 2014, the Company consummated a reduction in its number of employees consistent with the requirements of the Merger Agreement with EZchip in order to reduce its estimated annual operating expenses to approximately $ 22 million. As a result, the Company reduced the number of employees from approximately 120 to 88 from the period of July 31, 2014 to September 30, 2014.

The Company management analyzed the existence of subsequent events through November 13, 2014 which is the date the consolidated financial statements were issued.